UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

CLPS INCORPORATION

(Translation of registrant's name into English)

c/o 2nd Floor, Building 18, Shanghai Pudong Software

Park, 498 Guoshoujing Road, Pudong, Shanghai,

201203, People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 001-38505.

Other Events.

On June 20, 2018, CLPS Incorporation (the “Company”) issued a press release including the Chairman’s letter to the Company’s shareholders. A copy of the press release is attached as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibit Number	Exhibit Name

99.1	Press Release dated June 20, 2018

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLPS INCORPORATION

By:	/s/ Raymond Ming Hui Lin
Raymond Ming Hui Lin Chief Financial Officer

Date: June 20, 2018

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